UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

Precision Aerospace Components, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74019B 20 8

(CUSIP Number)

Kraig Kohring

Polsinelli PC

900 W. 48th Place, Suite 900

Kansas City, MO 64112-1895

(816)753-1000]

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 74019B 20 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) C3 Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,003,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,003,714
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,003,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 74019B 20 8

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Precision Aerospace Components, Inc., a Delaware corporation (the “Company” or “Precision”). The Company’s principal executive offices are located at 351 Camer Drive, Bensalem, Pennsylvania, 19020.

Item 2.	Identity and Background

(a)   This Schedule 13D is being filed by C3 Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (the “Reporting Person” or “C3”).

(b)   The principal business address of the Reporting Person is as follows:

C3 Capital Partners III, L.P.

1511 Baltimore Ave., Suite 500

Kansas City, MO 64108

(d)-(e)-(f). C3 Partners III, LLC, a Delaware limited liability company, is the general partner of the Reporting Person (“General Partner”). The members of the board of managers of the General Partner, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto. During the last five years, the Reporting Person has not, and to the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person is a Small Business Investment Company (“SBIC”) under the Small Business Investment Act of 1958, as amended, and is licensed by the Small Business Administration (“SBA”). As a SBIC, the Reporting Person funds its “investment capital” through a combination of private capital from limited partner capital contributions and borrowed government capital using SBA guaranteed debentures. Funds used by the Reporting Person to purchase the shares of Common Stock came from the Reporting Person’s investment capital.

Item 4.	Purpose of Transaction

(a)-(b)-(c)-(d)-(e)-(f)-(g). On January 16, 2015 (the “Effective Date”), the Company together with its wholly owned subsidiaries, Freundlich Supply Company, Inc., Tiger-Tight Corp., Aero-Missile Components, Inc., and Creative Assembly Systems (collectively, the “Subsidiaries”), entered into definitive agreements with Precision Group Holdings LLC, a New Jersey limited liability company (the “Holdings”) and C3 to effectuate a series of transactions to recapitalize the Company (the “Transactions”). The Transactions will be consummated in multiple closings, with the first closing having occurred on the Effective Date (“First Closing”) and the second closing to occur no less than 20 days but no more than 22 days after the Company completes certain required filings with the Securities and Exchange Commission (“SEC”), as described below (“Second Closing”).

Upon consummation of the Transactions, the Company will have refinanced its existing debt, with C3 holding secured senior and subordinated notes totaling $9 million, and Holdings and C3 collectively owning 98.1% of the Company’s Common Stock. A summary of the material terms of these agreements (collectively referred to as “Transaction Agreements”) is included below.

Securities Purchase Agreement

On the Effective Date, the Company and its Subsidiaries entered into a Securities Purchase Agreement (the “Securities Purchase Agreement) with C3, pursuant to which the Company and its Subsidiaries authorized the issuance and sale to C3 of (1) a Senior Secured Note issued by the Subsidiaries in the amount of $5,500,000.00 (“Note A”), (2) a Subordinated Secured Note issued by the Subsidiaries in the amount of $3,500,000.00 (“Note B”), and (3) 8 million shares of unregistered Common Stock for a loan from C3 equal to $9 million. In addition, for no additional consideration, the Company will issue an additional number of shares of unregistered Common Stock to C3 at the Second Closing that, together with the initial issuance of 8 million shares, will cause C3 to have received 8% of the total Common Stock of Precision after the Second Closing (collectively, the “Granted Equity”). In addition, the Company issued C3 shares of unregistered Common Stock pursuant to the Stock Purchase Agreement (see below) (the “Purchased Equity”).The issuance and sale of the Granted Equity was a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Note A will accrue at 11% interest per annum, with 10% payable monthly and 1% accruing to the outstanding balance of Note A, payable at maturity. Note A has a Maturity Date of January 16, 2020. Note B will accrue at 14% interest per annum. Note B has a Maturity Date of January 16, 2020.

On the Effective Date, the Company paid the full amounts due under that Loan and Security Agreement, originally dated as of May 25, 2012, as amended from time to time, among the Company and its Subsidiaries, the lenders from time to time a party to the Agreement, and Newstar Business Credit, LLC, as administrative agent. The Company also partially repaid amounts due and payable on certain outstanding debt with Andrew Prince, former president and chief executive officer and current director of the Company and entered into an amended note with a reduced outstanding balance of $285,000 with an interest rate of one-half percent (0.50%).

Under the Securities Purchase Agreement, so long as Note A remains outstanding, C3 will have the right to control the Company’s board of directors, which will be limited to no more than five (5) members during this time. Once Note A is paid in full and for so long as Note B remains outstanding, C3 will have the right to elect and control one (1) member seat of the Company’s board.

The Company has granted C3 a put right under the Securities Purchase Agreement for the Common Stock C3 has received (whether by purchase or grant) at any time after the earlier to occur of (1) the fifth (5th) anniversary of the closing of the Securities Purchase Agreement for Common Stock (for Granted Equity), (2) the seventh (7th) anniversary of the closing of the Securities Purchase Agreement (for Purchased Equity), (3) payment in full of the amounts owed under Note A and Note B, or (4) upon an Event of Default, as defined in the Securities Purchase Agreement. The put right may be exercised by C3 for all or a portion of the Common Stock at an agreed upon valuation of the Company.

The Securities Purchase Agreement also contains customary covenants, representations and warranties of the parties, including, among others, (1) the grant by the Company to C3 of a lien on all of the assets of the Company and its Subsidiaries, (2) a pledge with respect to the issued and outstanding equity interests of the Company and its Subsidiaries to secure the obligations under the Securities Purchase Agreement of the Company and its Subsidiaries, (3) an unconditional and irrevocable guarantee by the Company of the performance of the obligations under the Securities Purchase Agreement of the Company and its Subsidiaries, (3) non-compete agreements with certain executive officers of the Company, and (4) the assignment to C3 of key-man life insurance policies for certain of the Company’s executive officers. In addition, until all amounts under Note A and Note B are paid in full, the Company has also agreed to comply with certain financial covenants that require the Company to meet pre-established financial ratios. The Company is also required to conduct its business in the ordinary course and take certain actions only with C3’s prior consent.

In conjunction with the Securities Purchase Agreement, the parties entered into other Transaction Agreements on the Effective Date, including a Security Agreement and Subordination Agreement, whereby (1) C3 was granted a security interest in all existing and future property of the Company and its Subsidiaries to secure the performance by the Company and its Subsidiaries of their Obligations under the Securities Purchase Agreement and (2) all current and future debt owed to certain of the Company creditors became subordinate and subject in right and time of payment to the prior payment in full of all current and future indebtedness owed to C3.

Stock Purchase Agreement

On the Effective Date, concurrently with the execution of the Securities Purchase Agreement, the Company entered into a Stock Purchase Agreement by and among Andrew S. Prince, Donald Barger, and David Walters (the “Precision Shareholders”), and C3 and Holdings (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, Holdings and C3 agreed to purchase a total of 673,780,414 restricted shares of Common Stock for an aggregate purchase price of $500,000.00 in two installments. The First Closing occurred on the Effective Date resulting in an issuance of 21,003,714 shares of restricted Common Stock to C3 for a purchase price of $116,571.00 and 56,787,820 shares of restricted Common Stock to Holdings for a purchase price of $315,172.00. The Second Closing is to occur between 20 and 22 calendar days from the date the necessary disclosures are distributed to Company shareholders in connection with the Certificate Amendment (described below). Upon the Second Closing, the Company shall issue the number of shares of restricted Common Stock to C3 and Holdings to cause C3 and Holdings to collectively own 90.1% of the outstanding shares of Common Stock on a fully diluted basis for a purchase price equal to $68,257. The issuance and sale of the restricted shares of Common Stock in each installment was, or will be in the case of the second installment, a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

In order to effect the second installment of restricted Common Stock, the Company must amend its certificate of incorporation (“Certificate Amendment”) to increase the authorized shares of Common Stock from 100,000,000 shares to 800,000,000 shares. The Certificate Amendment was approved by the Company’s Shareholders on the Effective Date and will become effective immediately prior to the Second Closing after the necessary information statement is filed with the SEC pursuant to Section 14(c) of the Exchange Act and distributed to Company shareholders.

Pursuant to the Stock Purchase Agreement, Messrs. Alex Kreger and David Walters submitted their resignations to the Company’s board of directors, prior to or upon the First Closing. C3 and Holdings designated and the board of directors appointed Messrs. John Wachter and William Golden to the Company’s board of directors, effective upon the First Closing. Once the necessary disclosures under Section 14(f) of the Exchange Act are filed and distributed to the Company’s Shareholders, Mr. Donald Barger will tender his resignation from the Company’s board of directors. C3 and Holdings may appoint one or more additional directors thereafter.

The Company has agreed to indemnify C3 and Holdings for all damages, costs, obligations, liabilities, losses, expenses, and fees arising out of a breach of any of the Company’s representations, warranties, covenants, or other agreements contained in the Stock Purchase Agreement.

The Stock Purchase Agreement also contains customary covenants, representations and warranties of the parties.

Shareholder Agreement

On January 16, 2015, the Company, Holdings, and C3 entered into a Shareholder Agreement setting forth the relative rights of the parties with regard to, among other things, the transfer or other disposition of securities of the Company, capital calls, and the governance of the Company. Under the Shareholder Agreement, C3 and Holdings may transfer shares subject to certain rights of first refusal, and tag along-take along rights of the other shareholder. C3 will be permitted to elect one (1) director of the Company and each of its subsidiaries for so long as C3 owns shares of Common Stock and allowed to designate two (2) observers to attend all meetings of the Company’s board of directors and one (1) observer for each of the Company’s subsidiaries. Certain Company actions including, amongst others, amendments to the Company’s organizational documents, bankruptcy filings or other similar liquidation events, the redemption or repurchase of shares of Common Stock, the payment of dividends or other distributions, the issuance of additional shares of Common Stock, incurring indebtedness in excess of $100,000 or entering into a transaction with Company affiliates will require C3’s prior written consent.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Reporting Person beneficially owns 29,003,714 shares of Common Stock, constituting 29% of the Company’s outstanding Common Stock, based on 100,000,000 issued and outstanding shares of Common Stock as a result of the Transactions as of the Effective Date.

The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock.

(c)          Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d)          To the best of the knowledge of the Reporting Person, neither the Reporting Person nor any of its respective directors and executive officers named in Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Company Common Stock beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Securities Purchase Agreement, Stock Purchase Agreement, and Shareholder Agreement, described in Item 4, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, or any subsidiary of the Reporting Person or any person listed on Schedule A hereto, and any person with respect to the securities of Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Shareholder Agreement, dated January 16, 2015, by and among Precision Aerospace Components, Inc., C3 Capital Partners III, L.P. and Precision Group Holdings LLC†

2	Stock Purchase Agreement, dated January 16, 2015, by and among Precision Aerospace Components, Inc., Andrew S. Prince, Donald Barger, David Walters, C3 Capital Partners III, L.P. and Precision Group Holdings LLC†

3	Securities Purchase Agreement, dated January 16, 2015, by and among Precision Aerospace Components, Inc., Freundlich Supply Company, Inc., Tiger-Tight Corp., Aero-Missile Components, Inc., and Creative Assembly Systems and C3 Capital Partners III, L.P. †

24	Limited Power of Attorney, dated January 21, 2015.

† Exhibits 1, 2, and 3 are to be filed as Exhibits 4.1, 10.1, and 10.2 in an amendment to the Company’s Form 8-K, originally filed on January 23, 2015 (file no. 15543761) and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 74019B 20 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2015

C3 Capital Partners III, L.P.,
a Delaware limited partnership

By:	/ S / DAVID ALLRED, ATTORNEY-IN-FACT
C3 Partners III, LLC
General Partner

SCHEDULE A

MANAGEMENT OF REPORTING PERSON

The name and current principal occupation or employment of each member of the board of managers of C3 Partners III, LLC, the General Partner of C3 Capital Partners III, L.P., is as set forth below.

Unless otherwise indicated, the business address of each of the below individuals is 1901 West 47th Place, Suite 1, Westwood, Kansas, 66205.

Name	Present Principal Occupation Including Name and Address of Employer	Citizenship
D. Patrick Curran	Title: Manager	United States

Patrick F. Healy	Title: Manager	United States

Steven E. Swartzman	Title: Manager	United States

Robert L. Smith, Jr.	Title: Manager	United States